AMENDED SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated September 2, 2014 between
EXCHANGE TRADED CONCEPTS, LLC
and
MELLON CAPITAL MANAGEMENT CORPORATION
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Minimum Fee	Rate
Vident International Equity Fund	$75,000*	9 bps (0.09%) on first $500 million* 8 bps (0.08%) on next $500 million 6 bps (0.06%) on balance over $1 billion
Vident Core U.S. Bond Strategy ETF	$75,000	7 bps (0.07%) on first $250 million 6 bps (0.06%) on next $250 million 5 bps (0.05%) on next $500 million 4 bps (0.04%) on balance over $1 billion

* once assets in the Fund exceeds $1 billion dollars the Fund will be charged 8 basis points (0.08%) for the first $500 million dollars of assets. Should this threshold be crossed during a billing period then the assets will be charged at the lower rate for the remaining days of the billing period and not applied retrospectively.